SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                       FORM N-8A

               ADOPTION OF AND AMENDMENT TO NOTIFICATION OF REGISTRATION
                         FILED PURSUANT TO SECTION 8(a) OF THE
                            INVESTMENT COMPANY ACT OF 1940

                       Investment Company Act File No. 811-5514


            The undersigned, Vision Group of Funds, a Delaware business trust (the "Trust"), hereby notifies the U.S. Securities and Exchange Commission (the "Commission") that the Trust hereby adopts the Notification of Registration of Vision Group of Funds, Inc., a Maryland corporation, under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such Notification of Registration, submits the following information:

Name of Registrant:           Vision Group of Funds

                        (a Delaware business trust, as successor registrant to Vision Group of Funds, Inc., a Maryland corporation)

Address of Principal Business Office (No. & Street, City, State, Zip Code):

                        5800 Corporate Drive
                        Pittsburgh, PA  15237-7010

Telephone Number (including area code):  (412) 288-1900

Name and address of agent for service of process:

                        C. Todd Gibson, Esquire
                        Federated Investors Tower
                        1001 Liberty Avenue
                        Pittsburgh, PA  15222-3779

Check Appropriate Box:
                        Registrant is filing an Amendment to its Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, concurrently with the filing of Form N-8A:

                              YES   [    ]                  NO    [X]1


Item 1.                       Exact name of Registrant:  Vision Group of Funds
                                          (consisting of separate series)

Item 2.           State and Date of Organization:  Delaware;  August 11, 2000

Item 3.                       Form of Organization:  business trust

Item 4.                       Classification of Registrant:  management company

Item 5(a).              Registrant is an open-end company.

Item 5(b). Each series of the Registrant is a diversified investment company, except the Vision New York Municipal Income Fund.

Item 6.                 Name and address of Investment Advisor of Registrant:

                        (i)   Manufacturers and Traders Trust Company

                              One M&T Plaza

                                Buffalo, NY 14203

                        (ii)  Federated Investment Management Company
                              Federated Investors Tower
                              1001 Liberty Avenue
                              Pittsburgh, PA  15222-3779
                          (sub-advisor to Vision New York Tax-Free Money Market
                              Fund, a series of the Registrant)

                        (iii) Independence Investment Associates, Inc.
                                 53 State Street

                                Boston, MA 02109

                          (sub-advisor to Vision Mid Cap Stock Fund, a series of
                              the Registrant)

                          (iv) Montag & Caldwell, Inc.

                            3455 Peachtree Road, N.E.

                              Suite 1200
                             Atlanta, GA 30326-3248

                          (sub-advisor to Vision Large Cap Growth Fund, a series
                              of the Registrant)

Item 7.                       Trustees and Officers of the Registrant:

                        Randall I. Benderson
                        570 Delaware Avenue
                        Buffalo, NY
                        Trustee

                        Joseph J. Castiglia
                        Roycroft Campus
                        21 South Grove Street
                        Suite 291
                        East Aurora, NY  14052
                        Trustee


                        Mark J. Czarnecki
                        5122 Eastbrooke Place
                        Williamsville, NY  14221
                        Trustee

                        Daniel R. Gernatt, Jr.
                        Richardson & Taylor
                        Hollow Road
                        Collins, NY
                        Trustee

                        George K. Hambleton, Jr.
                        1003 Admiral's Walk
                        Buffalo, NY
                        Trustee

                        Edward C. Gonzales
                        Federated Investors Tower
                        Pittsburgh, PA
                        President and Treasurer

                        Beth S. Broderick
                        Federated Investors Tower
                        Pittsburgh, PA
                        Vice President and Assistant Treasurer

                        C. Todd Gibson
                        Federated Investors Tower
                        Pittsburgh, PA
                        Secretary

Item 8.                       Not Applicable.

Item 9(a).              No.

Item 9(b).              Not Applicable.

Item 9(c).     Yes. The Registrant,  Vision Group of Funds,  proposes
               to begin a public offering of its shares of beneficial interest commencing after the closing of the reorganization (the "Reorganization") of Vision Group of Funds, Inc. (which is currently a registered investment company engaged in a public offering of its shares) into the Registrant, which is scheduled to occur on November 8, 2000. Pursuant to the Reorganization, the Registrant will receive all of the assets and liabilities of Vision Group of Funds, Inc., in exchange for shares of beneficial interest of the Registrant.

Item 9(d).              No.

Item 9(e).              Not Applicable.

Item 10.                Current value of Registrant's total assets:
                        None

Item 11.                No.

Item 12.                None.






                                      SIGNATURES

            Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has caused this Adoption of and Amendment to Notification of Registration to be duly signed on its behalf in the City of Pittsburgh, and the Commonwealth of Pennsylvania as of the 8th day of November, 2000.

                                    VISION GROUP OF FUNDS


Attest:  /S/ C. TODD GIBSON                     By  /S/ BETH S. BRODERICK
         ---------------------                      ---------------------
      Name:  C. Todd Gibson            Name:  Beth S. Broderick
      Title:  Secretary           Title:  Vice President and Assistant Treasurer

1 On November 7, 2000, Vision Group of Funds filed Post-Effective Amendment No. 45/46 to the registration statement on Form N-1A of Vision Group of Funds, Inc., pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the "1933 Act"), in connection with the reorganization of Vision Group of Funds, Inc. into Vision Group of Funds. By means of Post-Effective Amendment No. 45/46, which had an effective date of November 8, 2000,Vision Group of Funds, as successor, adopted the registration statement on Form N-1A of Vision Group of Funds, Inc., as the Trust's own registration statement pursuant to Rule 414 under the 1933 Act.